SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 13, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated March 13, 2012, entitled “Syneron Appoints Dominick Arena to its Board of Directors.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: March 13, 2012

Syneron Appoints Dominick Arena to Its Board of Directors

YOKNEAM, ISRAEL--(Marketwire - March 13, 2012) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today that Dominick Arena has been appointed to the Company's Board of Directors effective as of March 5, 2012. Mr. Arena has over 30 years of experience in the healthcare industry leading companies of various sizes and stages of development, from start-ups to large multinational companies. He replaces Jerry Puorro, who recently retired from the Board of Directors. Mr. Puorro was President and Chief Executive Officer of Candela Corporation prior to its acquisition by Syneron in January 2010. Following the appointment of Mr. Arena, Syneron continues to have six independent directors and one non-independent director.

Dr. Shimon Eckhouse, Co-founder and Chairman of the Board of Directors of Syneron Medical, said, "We are pleased to welcome Dominick Arena to the Syneron Board of Directors. Dominick has a proven track record as an executive in the healthcare industry, including a wide array of relevant experience that will benefit Syneron. This includes his current positions, which focus on providing strategic guidance in operational management, mergers and acquisitions, and developing and executing growth strategies. We look forward to working with Dominick as we continue to strive to enhance the value of the Company for our shareholders."

Dr. Eckhouse added, "On behalf of the Board of Directors, I would like to thank Jerry Puorro for his service on the Board. We benefitted from Jerry's strong industry experience and his significant contributions during the Candela integration process. We wish him the best in his other endeavors."

Mr. Arena currently serves as an operating partner with Water Street Healthcare Partners, a strategic private equity firm focused exclusively on the healthcare industry. Previously, Mr. Arena was President of Smiths Critical Care, a division of Smiths Medical. He joined Smiths Medical after the company acquired Medex Inc., where he served as President and Chief Executive Officer. Prior to this, Mr. Arena led the Healthcare division of the Furon Company, and served as the leader of three medical device manufacturers: AnaMed International, Hudson Respiratory Care, and Respiratory Care, Inc. He also previously held positions at The Kendall Corporation and Baxter International Inc. Mr. Arena currently serves on the Boards of Directors of Sigma International, US Endoscopy, and The Legacy Foundation. He previously served on the Boards of Alpine Biomed and Facet Technologies. Mr. Arena received a Bachelors of Science in Chemistry from Le Moyne College.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Investor Contacts:
Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Zack Kubow
The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com